MONTHLY REPORT - JANUARY, 2010

                             Global Macro Trust



                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:

   Gain (loss) on trading of futures, forward

      and option contracts:

      Realized gain (loss) on closed contracts    $ (1,612,181)    (1,612,181)



      Change in unrealized gain (loss) on open     (17,059,596)   (17,059,596)

         contracts



   Net gain (loss) from U.S. Treasury

      obligations:

      Realized gain (loss) from U.S. Treasury                0              0

         obligations

      Change in unrealized gain (loss) from U.S.       382,169        382,169

         Treasury obligations



   Interest income                                     317,616        317,616



   Foreign exchange gain (loss) on margin               81,779         81,779

      deposits

                                                   ------------   ------------

Total: Income                                      (17,890,213)   (17,890,213)



Expenses:

   Brokerage commissions                             4,770,504      4,770,504



   Management fee                                        4,534          4,534



   20.0% New Trading Profit Share                            0              0



   Custody fees                                              0              0



   Administrative expense                              190,835        190,835

                                                   ------------   ------------

Total: Expenses                                      4,965,873       4,965,873



Net Income (Loss) - January 2010                  $(22,856,086)    (22,856,086)



                  STATEMENT OF CHANGES IN NET ASSET VALUE



                                      Managing        Unit

                                       Owner        Holders         Total

Net Asset Value (725,399.758       $ 10,966,539    868,217,038    879,183,577

   units) at December 31, 2009

Addition of 697.883 units on                0          850,000        850,000

   January 1, 2010
Redemption of (23.900) units on         (28,966)             0        (28,966)
   January 1, 2010

Redemption of (5,106.777) units              (0)    (6,026,763)    (6,026,763)

   on January 31, 2010+

Net Income (Loss) - Janaury 2010       (226,487)    22,629,599)   (22,856,086)

                                   -------------  -------------   ------------

Net Asset Value at January 31,

2010 (721,171.998 units inclusive

of 205.034 additional units)	   $ 10,711,086    840,410,676    851,121,762

                 	           =============  =============  =============



		  GLOBAL MACRO TRUST January 2010 UPDATE



           January    Year to Date     Net Asset                   Net Asset

Series       ROR          ROR       Value per Unit      Units        Value

--------- ----------  ------------  --------------   -----------  -------------

Series 1    (2.63)%      (2.63)%      $ 1,180.15     718,897.140  $ 848,405,247

Series 3    (2.23)%      (2.23)%        1,194.15       2,274.858      2,716,515





+ Series 1 Units redeemed on or before the eleventh

month-end following their sale may be charged a

redemption fee of from 4% to 1.5% of Net Asset Value,

depending on investment amount, length of ownership

and type of account purchasing the units.





To the best of my knowledge and belief,

the information contained herein is

accurate and complete.



   /s/ Harvey Beker

   Harvey Beker, Co-chief Executive Officer

   Millburn Ridgefield Corporation

   Managing Owner

   Global Macro Trust













   			    Millburn Ridgefield Corporation

				411 West Putnam Avenue

				Suite 305 Greenwich

			       Connecticut 06830-6233







                                 February 10, 2010





Dear Investor:



In January, losses from trading equity, metal and energy futures and dollar currency positions outweighed gains from trading interest rate futures and non-dollar currency positions.

Although starting the month on a strong note, global equity markets declined broadly in January, as signs that Chinese monetary policy was becoming less accommodative raised concerns that fragile global growth would be slowed. Renewed weakness in U.S. housing statistics served to reinforce that view. Consequently, the Trust's long Asian, European, U.S., Australian and South African stock index futures positions produced losses. Meanwhile, the weak equity prices and growth concerns drove interest rates down and generated profits on the Trust's long positions in German, U.S., British and Canadian note, bond and short-term interest rate futures.

Worries about the financial conditions in a number of European countries, most particularly Greece, and lingering concerns about finances in Dubai and Japan led to safe haven demand for the dollar and some covering of prevailing short dollar positions. This led to losses on short dollar positions, particularly versus the Brazilian real and New Zealand dollar. These losses were partially offset by gains from non-dollar cross rate trading where the Turkish lire, Australian dollar and Polish zloty strengthened against the euro.

Precious and industrial metal and energy prices declined on strength in the dollar and doubts about economic growth, and long positions generated moderate losses. In the agricultural markets, gains on short positions in corn and wheat and a long position in sugar narrowly outweighed losses on long positions in soybean meal and cotton.


					Very truly yours,



					Harvey Beker, co-Chairman

					George E. Crapple, co-Chairman